4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES CLINICAL AGREEMENT WITH DUKE AND
MONTREAL HEART INSTITUTE ON PHASE III MC-1 STUDY

WINNIPEG, Manitoba – (August 16, 2006) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular focused biopharmaceutical company, today announced that Duke Clinical Research Institute (DCRI) and Montreal Heart Institute (MHI) have agreed to lead the upcoming Phase III Coronary Artery Bypass Graft (CABG) study with MC-1. The study, titled MEND-CABG II, will enroll up to 3000 patients at over 120 sites throughout North America and Europe.

The principal investigators for MEND-CABG II will be Dr. Robert Harrington, Professor of Medicine, and Director of Cardiovascular Clinical Trials at DCRI and Dr. Michel Carrier, Director of Cardiovascular Surgery Program at MHI. Dr. Jean-Claude Tardif, Director of the Research Centre, MHI, will serve as co-chair of the MEND-CABG II steering committee together with Dr. Robert W. Emery, Jr., Cardiac Surgical Associates.

“We are happy to continue our relationship with DCRI and MHI for the MEND-CABG II study,” commented Medicure’s President and CEO, Albert D Friesen, PhD. “Drs Harrington, Carrier, Emery and Tardif are recognized worldwide for their leadership and expertise in cardiovascular clinical research, and we have leveraged their knowledge and experience in the design of MEND-CABG II.”

“I am pleased to carry on the long standing relationship between Medicure and DCRI that has included the management of their two previous Phase II studies with MC-1, MEND-1 and MEND-CABG,” stated Dr. Robert Harrington. “The mechanism of action of MC-1, protecting the heart at the cellular level, is a novel approach to managing ischemic reperfusion injury, and it has shown positive results in two Phase II studies. The cardiovascular community will be intently watching the outcome of this Phase III study, as its result, if positive, could have a significant benefit and lasting impact on how CABG patients are treated.”

“As a cardiothoracic surgeon I am intimately aware of the risks surrounding CABG surgery, and the need for cardioprotection in this area,” commented Dr. Carrier. “There have been significant advancements in surgical techniques and antithrombotic therapy to improve CABG outcomes, yet the approval of a drug to protect the heart by mitigating the effects of ischemic reperfusion has evaded us. As a result the unmet medical need MC-1 would meet is considerable.”

“I look forward to working with Medicure on this pivotal study, and continuing the relationship that began with Montreal Heart’s management of the MEND-CABG study”, stated Dr. Jean-Claude Tardif. Both Dr. Tardif and Dr. Emery were involved in the Phase II MEND-CABG study, Dr. Tardif as the principal investigator, and Dr. Emery as a member of the steering committee.

About Medicure Inc.
Medicure Inc. is a fully integrated, cardiovascular focused, biopharmaceutical company involved in the research, development and commercialization of novel compounds to treat unmet medical needs. The Company's solid position in this field is highlighted by the following:

  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risks Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com